Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

March 17, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Ziprasidone Mesylate for Injection in the U.S. Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

Classification | PUBLIC

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	DEEP GHATAK deepghatak@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces the launch of
Ziprasidone Mesylate for Injection in the U.S. Market

Hyderabad, India, March 17, 2020	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. March 17, 2020— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Ziprasidone Mesylate for Injection, 20 mg (base)/mL Single-dose Vials, the therapeutic generic equivalent of Geodon® (ziprasidone mesylate) Injection, 20 mg/mL, approved by the U.S. Food and Drug Administration (USFDA).

“We’re pleased to bring the first generic of Ziprasidone Mesylate for Injection to market for patients who will benefit from access to affordable medicine. With every new product launch, we believe we are making healthcare more affordable by delivering value to the pharmacy,” explains Marc Kikuchi, Chief Executive Officer, North America Generics, Dr. Reddy’s Laboratories. “This is a great addition to our injectable offering in the U.S. market as we continue to augment our portfolio and drive growth within the hospital segment.”

The Geodon® brand had U.S. sales of approximately $21.8 million MAT for the most recent twelve months ending in January 2020 according to IQVIA Health*.

WARNING: INCREASED MORTALITY IN ELDERLY PATIENTS WITH DEMENTIA-RELATED PSYCHOSIS

Elderly patients with dementia-related psychosis treated with antipsychotic drugs are at an increased risk of death. Ziprasidone mesylate for injection is not approved for the treatment of patients with Dementia-Related Psychosis.

Please see full Prescribing Information including boxed warning.

https://www.drreddys.com/pi/ziprasidone-20mg.pdf

Geodon® is a trademark of Pfizer *IQIA Retail and Non-Retail MAT January 2020 RDY-0220-275

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues. The company assumes no obligation to update any information contained herein.